UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 9, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 30 November 2016 entitled ‘Vodafone and Starhub Renew Strategic Partnership Agreement for Singapore’

2.             A Stock Exchange Announcement dated 01 November 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.             A Stock Exchange Announcement dated 11 November 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

4.             A Stock Exchange Announcement dated 15 November 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

5.             A Stock Exchange Announcement dated 21 November 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

6.             A Stock Exchange Announcement dated 23 November 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

7.             A Stock Exchange Announcement dated 01 December 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

8.             A Stock Exchange Announcement dated 08 December 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

9.             A Stock Exchange Announcement dated 14 December 2016 entitled  ‘DIRECTOR/PDMR SHAREHOLDING’

30 November 2016
RNS: 4705Q

VODAFONE AND STARHUB RENEW STRATEGIC PARTNERSHIP AGREEMENT FOR SINGAPORE

Vodafone and Singapore’s StarHub have agreed to renew their strategic partnership for a further three years, building on a successful relationship that has seen significant collaboration in Singapore and throughout Vodafone’s global markets.

Over the past five years, the Vodafone and StarHub partnership has expanded across enterprise services covering mobile connectivity as well as co-branding and knowledge sharing initiatives.

Under the renewal, which commences today (30 November 2016), all StarHub mobile customers can continue to benefit from advanced mobile voice and data roaming propositions, including high-speed data on Vodafone’s 4G networks. Similarly, Vodafone customers visiting Singapore can enjoy high-speed roaming on StarHub’s 4G LTE-Advanced network.

The partnership will continue to focus on multinational corporations (MNCs), meeting the growing demand for unified communications and enterprise services.

In the coming months, StarHub will join Vodafone’s International Enterprise network, helping Singapore enterprises expand their business overseas by providing a simple way to scale up and manage their mobile communication needs. Global companies intending to set up operations in Singapore will be able to enjoy the same benefits.

Vodafone Partner Markets Chief Executive Diego Massidda said: “Our long-standing collaboration with StarHub has delivered an outstanding communication experience in Singapore and around the world for customers of both companies.  I am delighted that our partner market journey will continue and I look forward to serving StarHub’s enterprise customers with the best products and services that Vodafone can offer.”

StarHub Chief Commercial Officer Kevin Lim said: “We value our long-standing partnership with Vodafone. This mutually beneficial collaboration enables StarHub to bridge geographical gaps, offering our customers global reach, and Vodafone’s global customers, local support. This is especially important, as secured communication, high-speed connectivity and service quality form the foundation of a successful business in today’s hyper-connected world.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

StarHub
Media Relations	Investor Relations
Philemon Foo	Email: ir@starhub.com
Senior Executive, Corporate Communications	Web: www.starhub.com/ir
Office: +65 6825 5635
Email: philemon.foo@starhub.com

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 September 2016, Vodafone had 470 million mobile customers and 14 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 35 companies in 52 countries.

About StarHub

StarHub is Singapore’s fully-integrated info-communications company, offering a full range of information, communications and entertainment services for both consumer and corporate markets. StarHub operates a mobile network that provides 4G, 3G and 2G services. It also manages an island-wide HFC network that delivers multi-channel pay TV services (including HDTV, Internet TV and on-demand services) as well as ultra-high speed residential broadband services. StarHub operates an extensive fixed business network that provides a wide range of data, voice and wholesale services. Over Singapore’s fibre-based Nationwide Broadband Network, StarHub offers a broad range of home and business broadband plans, as well as commercial and residential IPTV services.

Launched in 2000, StarHub has become one of Singapore’s most innovative info-communications providers, and the pioneer in ‘hubbing’ - the ability to deliver unique integrated and converged services to all its customers. StarHub, listed on the main board of the Singapore Exchange since October 2004, is a component stock of the Straits Times Index, the MSCI Singapore Free Index, the SGX Sustainability Leaders Index and the SGX Sustainability Leaders Enhanced Index. For more information, please visit: www.starhub.com

01 November 2016

RNS: 0082O

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2016:

Vodafone’s issued share capital consists of 28,814,133,298 ordinary shares of US$0.20 20/21 of which 2,198,787,352 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,615,345,946.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

11 November 2016

RNS: 0161P

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.159	116

d)	Aggregated information: volume, Price	Aggregated volume: 116 Ordinary shares Aggregated price: GBP 250.46
e)	Date of the transaction	2016-11-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.159	116

d)	Aggregated information: volume, Price	Aggregated volume: 116 Ordinary shares Aggregated price: GBP 250.46
e)	Date of the transaction	2016-11-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.159	116

d)	Aggregated information: volume, Price	Aggregated volume: 116 Ordinary shares Aggregated price: GBP 250.46
e)	Date of the transaction	2016-11-10
f)	Place of the transaction	Outside a trading venue

15 November 2016

RNS: 2698P

Director/ PDMR Shareholding

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company:

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Valerie Gooding
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Ordinary share purchase
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0624	16,970

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 16,970 Ordinary shares Aggregated price of shares acquired: GBP 34,999
e)	Date of the transaction	2016-11-15
f)	Place of the transaction	London Stock Exchange (XLON)

The below individual acquired and subsequently sold shares under the Vodafone Global Incentive Plan. The awards are in connection with the conditional share awards granted on 14 November 2014 by the Company and include dividend equivalent awards. The vesting of the award was conditional on continued employment with the Vodafone Group.

The table below outlines the number of shares sold on behalf of the individual on 14 November 2016 to satisfy the tax liabilities arising on the vesting of the awards on that date and the number of shares sold on 15 November 2016 for personal reasons.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of conditional shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0483	94,740
		GBP 2.0483	44,644

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 94,740 Ordinary shares

Aggregated price of shares acquired: GBP 194,052

Aggregated volume of shares sold: 44,644 Ordinary shares

Aggregated price of shares sold: GBP 91,442

e)	Date of the transaction	2016-11-14
f)	Place of the transaction	Outside a Trading Venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of net shares acquired under the Global Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)

		GBP 2.0855	50,096

d)	Aggregated information: volume, Price	Aggregated volume: 50,096 Ordinary shares Aggregated price: GBP 104,473
e)	Date of the transaction	2016-11-15
f)	Place of the transaction	Outside a Trading Venue

21 November 2016

RNS: 7169P

Director/ PDMR Shareholding

Conditional award of shares and purchase of shares

Conditional awards of shares were granted to the below participants on 18 November 2016 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan, and incorporates co-investment.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee and will vest on 18 November 2019.  The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Plan, please see the Company’s 2016 Annual Report, available at www.vodafone.com/investor.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	CEO, AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan and 2016 Co-investment Plan respectively).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0535	602,630
		GBP 2.0535	590,129

d)	Aggregated information: volume, Price	Aggregated volume: 1,192,759 Ordinary shares Aggregated price: GBP 2,449,331
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	CEO, Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of Base shares (under the Global Incentive Plan and 2016 Co-investment Plan respectively).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0535	465,668
		GBP 2.0535	492,126

d)	Aggregated information: volume, Price	Aggregated volume: 957,794 Ordinary shares Aggregated price: GBP 1,966,830
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of Shares (2016 Co-investment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0455	31,501

d)	Aggregated information: volume, Price	Aggregated volume: 31,501 Ordinary shares Aggregated price: GBP 64,435
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional award of shares

Conditional awards of shares were granted to the below participant on 18 November 2016 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 18 November 2018.  The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO, UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0535	146,092

d)	Aggregated information: volume, Price	Aggregated volume: 146,092 Ordinary shares Aggregated price: GBP 300,000
e)	Date of the transaction	2016-11-18
f)	Place of the transaction	Outside a trading venue

23 November 2016

RNS:  9637P

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Ordinary share purchase
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.028	14,000

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 14,000 Ordinary shares Aggregated price of shares acquired: GBP 28,392
e)	Date of the transaction	2016-11-22
f)	Place of the transaction	London Stock Exchange (XLON)

01 December 2016

RNS: 7423Q

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2016:

Vodafone’s issued share capital consists of 28,814,133,298 ordinary shares of US$0.20 20/21 of which 2,196,899,400 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,617,233,898.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

08 December 2016

RNS: 3654R

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Nish
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Ordinary share purchase
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9688	50,000

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 50,000 Ordinary shares Aggregated price of shares acquired: GBP 98,440
e)	Date of the transaction	2016-12-08
f)	Place of the transaction	London Stock Exchange (XLON)

14 December 2016

RNS: 8633R

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9864	126

d)	Aggregated information: volume, Price	Aggregated volume: 126 Ordinary shares Aggregated price: GBP 250.29
e)	Date of the transaction	2016-12-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9864	126

d)	Aggregated information: volume, Price	Aggregated volume: 126 Ordinary shares Aggregated price: GBP 250.29
e)	Date of the transaction	2016-12-13
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.9864	126

d)	Aggregated	Aggregated volume: 126 Ordinary shares

	information: volume, Price	Aggregated price: GBP 250.29
e)	Date of the transaction	2016-12-13
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 9, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary